CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080
The People’s Republic of China
+86 10 82525301

January 2, 2009

Jennifer Hardy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Advanced Construction Materials Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 10, 2008 (Commission File No. 333-152918)

Dear Ms. Hardy:

On behalf of China Advanced Construction Materials Group, Inc. (“China ACM” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on December 22, 2008, providing the Staff’s comments with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (the “S-1”).

For the convenience of the Staff, the Staff’s comment is included below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements

Statement of Cash Flows, page F-6

1.
Please tell us how you determined that changes in "other payables-shareholder" should be included in cash flow from operating activities instead of cash flows from financing activities in accordance in accordance with paragraph 18 of SFAS 95.

China ACM Response:  We have revised the Statement of Cash Flows to include the changes in “other payables-shareholder” in cash flows from financing activities rather than cash flow from operating activities.

Redeemable Preferred Stock, pages F-15 and F-44

2.
We have read your response to comment two from our letter dated November 20, 2008.  It remains unclear how you determined it was appropriate to account for the convertible preferred stock as a liability pursuant to SFAS 150. Based on the guidance in paragraph A9 of SFAS 150, your preferred stock does not appear to be mandatorily redeemable because the redemption is conditional and contingent upon the holder not exercising its option to convert its preferred stock into common shares. Please further advise.  Please also address your treatment of the convertible preferred stock in your determination of basic and diluted earnings per share.

China ACM Response:  As explained in our previous response, we previously accounted for the redeemable preferred stock as a liability, based on its substantive terms.  However, because the preferred stock does not meet the definition of a liability under paragraph A9 of FAS 150, we have modified the accounting for the preferred stock to account for it as an equity instrument.  In accordance with ASR 268, Regulation S-X 5.02-28  and EITF Topic D-98, the preferred stock has been classified outside of permanent equity.  Dividends paid on the preferred stock, and accretion of the preferred stock to its redemption value, have been charged to retained earnings.  Such amounts have been separately disclosed on the face of the income statement, in order to determine net income available to common shareholders.

Because we had classified the preferred stock as a liability, the associated costs were deferred and were being amortized to income over the period to redemption of the preferred.  As a result of accounting for the preferred stock as an equity instrument, the costs incurred have now been immediately charged to additional paid-in capital and the amortization previously recognized in the income statement has been removed.  The calculation of basic and diluted earnings per share has been modified accordingly.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (415) 983-1523.

Sincerely, CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By: /s/ Xianfu Han Xianfun Han Chairman, President and Chief Executive Officer